FOR IMMEDIATE RELEASE:	May 14, 2012	PR 12-09

Atna Reports First Quarter 2012 Pre-tax Earnings of $2.9 Million

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today released unaudited interim financial results for the Company’s first quarter; ended March 31, 2012. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR,on EDGAR, or on the Company’s website at www.atna.com.

Highlights for First Quarter 2012:

•	Atna generated net income of $1.9 million or $0.02 per basic share, in the First Quarter 2012. Income before income tax was $2.9 million. As of quarter-end, cash and cash equivalents were $12.3 million.
•	The Briggs mine sold 9,367 ounces of gold in First Quarter 2012, a 43 percent increase over First Quarter 2011 results, to produce $15.8 million in gross revenue, a 72 percent increase over First Quarter 2011 gross revenue. The average selling price per ounce of gold was $1,683 in First Quarter 2012 versus $1,398 in First Quarter 2011.
•	Briggs produced $6.3 million in positive operating cash flow and $4.9 million of income before tax in the First Quarter 2012.
•	Development of the underground mine at Pinson progressed in the First Quarter 2012 with $3.5 million spent on capital development, hiring of key staff, mobilizing the mining contractor, establishing surface support, and rehabilitating existing underground workings. 1,500 tons of ore were mined to be used for a bulk sample in testing by third-party processing facilities. As of May 11, 2012, approximately 35 percent of the secondary access has been completed.
•	Drilling commenced at Pinson to acquire metallurgical samples for use in a feasibility study of an open pit mine adjacent to the underground mine.
•	The State of Montana approved the final topsoil capping of the Kendall Mine leach pads and agreed on a plan to complete the environmental impact study required for final closure.
•	In February 2012, the term of the C$20 million facility with Sprott Resource Lending Partnership was extended, now due in three payments in 2013.

Conference Call:

Management will host a conference call on Wednesday, May 16, 2012, at 11:00 a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #80195772.

A replay of the call will be available through midnight, Eastern on May 18th, 2012, by dialing (855) 859-2056 or (404) 537-3406. Please reference conference ID # 80195772.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	March 31,	December 31,
BALANCE SHEETS	2012	2011
ASSETS
Current assets	$29,959,800	$26,638,000
Non-current assets	104,747,700	104,567,300
Total assets	134,707,500	131,205,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	14,012,800	31,364,500
Notes payable - long term	19,076,300	1,570,500
Gold bonds, net of discount	2,640,600	3,494,800
Other non-current liabilities	7,732,800	7,983,900
Shareholders' equity	91,245,000	86,791,600
Total liabilities and shareholders’ equity	$134,707,500	$131,205,300

	Three Months Ended
	March 31,
STATEMENTS OF OPERATIONS	2012	2011
Revenues	$15,872,400	$9,209,700
Cost of sales	10,844,000	7,436,900
Operating gross profit	5,028,400	1,772,800
General and administrative	1,073,100	982,000
Exploration	127,500	71,800
Other expense, net	965,600	867,200
Net income (loss) before income tax	2,862,200	(148,200)
Income tax	1,001,800	-
Net income (loss)	1,860,400	(148,200)
Comprehensive income (loss)	1,499,200	(105,400)
Basic income (loss) per share	$0.02	$(0.00)
Diluted income (loss) per share	$0.01	$(0.00)
Basic weighted-average shares outstanding	118,972,827	99,469,135
Diluted weighted-average shares outstanding	125,218,973	99,469,135

STATEMENTS OF CASH FLOWS
Cash and cash equivalents, beginning of the period	$9,963,100	$9,593,200
Net cash provided by operating activities	3,914,200	636,600
Net cash used in investing activities	(2,420,200)	(1,716,900)
Net cash provided by (used in) financing activities	887,700	(2,299,800)
Effect of exchange rate changes on cash	(16,300)	3,200
Cash and cash equivalents, end of the period	$12,328,500	$6,216,300